Exhibit 99.2

ELTEK LTD.

20 Ben Zion Galis Street
Petach Tikva, Israel

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Roberto Tulman and Amnon Shemer, or any of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.6 per share, of Eltek Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held on Tuesday, October 7, 2014 at 10:00 a.m. (Israel time) at the principal offices of the Company, 20 Ben Zion Galis Street, Petach Tikva, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Meeting (receipt of which is hereby acknowledged):

THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR ITEMS 1 THROUGH 5 SET FORTH ON THE REVERSE, INCLUDING THE ELECTION OF THE NOMINEES FOR DIRECTOR NAMED IN ITEM 1. ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.

(Continued and to be signed on the reverse side)

14475

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ELTEK LTD.

October 7, 2014

GO GREEN

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Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.
  Please detach along perforated line and mail in the envelope provided.

00003333330030330000 1	100714

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE DIRECTORS NAMED IN ITEM 1 AND “FOR” PROPOSALS 2 THROUGH 5.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

BY SIGNING THIS PROXY, THE UNDERSIGNED CERTIFIES THAT THE UNDERSIGNED HAS NO “PERSONAL INTEREST” UNDER THE COMPANIES LAW IN PROPOSALS 3 AND 4. THE “VOTES REQUIRED” SECTION OF THE PROXY STATEMENT DEFINES “PERSONAL INTEREST” AND INCLUDES MORE INFORMATION ON HOW TO PROCESS YOUR VOTE IF YOU DO HAVE A “PERSONAL INTEREST.”		1.	To elect five directors to serve until the 2015 Annual General Meeting of Shareholders.
				FOR	AGAINST	ABSTAIN
			YITZHAK NISSAN	☐	☐	☐

			MORDECHAl MARMORSTEIN	☐	☐	☐

			GAVRIEL DAVID MERON	☐	☐	☐

			DAVID RUBNER	☐	☐	☐

			EREZ MELTZER	☐	☐	☐

2.
To ratify and approve the entry of the Company into a Directors and  Officers insurance policy, and the renewals of such insurance policy for additional periods not exceeding a total of five (5) additional years, under the terms set forth in the Proxy Statement, providing coverage for the Directors and Officers of the Company (excluding its controlling shareholder and its Chief Executive Officer), currently serving and as may serve from time to time.
				☐	☐	☐

3.
To approve the service of Mr. Yitzhak Nissan as both Chairman of the  Company’s Board of Directors and Chief Executive Officer of the Company, for up to three years, as described in the Proxy Statement.
				☐	☐	☐

		4.	To elect Mr. Gad Dovev as an external director for a three-year term.	☐	☐	☐

5.
To approve the appointment of Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company’s independent auditors, for the year ending December 31, 2014 and for such additional period until the next annual general meeting of shareholders.
				☐	☐	☐
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on be account may not the submitted via this method.	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.